EXHIBIT 99.1

Brookfield Renewable Reports Strong Third Quarter Results

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Nov. 03, 2023 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable Partners”, "BEP") today reported financial results for the three and nine months ended September 30, 2023.

“We had another successful quarter, utilizing our disciplined approach to growth and execution to outperform our targets and deliver strong operating results. We recently closed our acquisitions of X-Elio and Deriva Energy (formerly Duke Energy Renewables) and advanced our acquisitions of Westinghouse Electric, which is expected to close shortly, and Origin Energy. By closing several previously announced acquisitions in the fourth quarter of 2023, we are adding significant incremental FFO and positioning ourselves to continue to deliver on our decade long track record of 10%+ FFO per unit annual growth,” said Connor Teskey, CEO Brookfield Renewable. “The prospects for our business are as strong as ever. Our recent investments are performing well and we are seeing historical levels of demand for our product, and with access to capital becoming increasingly scarce for some market participants, we are seeing many opportunities to invest significant capital at very attractive risk-adjusted returns.”

	For the three months ended September 30		For the nine months ended September 30
US$ millions (except per unit amounts), unaudited	2023	2022	2023	2022
Net income (loss) attributable to Unitholders	$(64)	$(136)	$(135)	$(213)
– per LP unit(1)	(0.14)	(0.25)	(0.34)	(0.44)
Funds From Operations (FFO)(2)	253	243	840	780
– per Unit(2)(3)	0.38	0.38	1.29	1.21

Brookfield Renewable reported FFO of $253 million in the quarter, or $1.29 per unit year-to-date, representing a 7% increase compared to the prior year. The results reflect strong operating activities as we benefit from our highly diversified operating platform, inflation indexed cash flows and development in-line with plan. After deducting non-cash depreciation and other expenses, our Net loss attributable to Unitholders for the three months ended September 30, 2023 was $64 million.

Key highlights:

  We were successful in our growth activities this quarter, signing transactions for $2.2 billion of equity investment ($450 million net to Brookfield Renewable) alongside our institutional partners, taking advantage of our access to scale capital and opportunities in the market;
  Continued to advance development activities commissioning approximately 2,200 megawatts of capacity year-to-date and are on track to deliver ~5,000 megawatts this year adding approximately $70 million of annual FFO;
  We expect to execute just short of $20 billion of non-recourse financing this year, generating over $800 million in upfinancing proceeds to Brookfield Renewable, while maintaining our strong investment grade credit rating and ended the quarter with $4.4 billion of available liquidity, providing significant flexibility to continue executing on our growth and development strategy;
  Advanced key commercial priorities this quarter including signing contracts to deliver an incremental 5,700 gigawatt hours per year of generation, including 4,100 gigawatt hours to corporate offtakers where we continue to see accelerating demand; and
  Continued to execute our asset recycling activities where we are seeing strong demand for de-risked assets, generating ~$1.4 billion of proceeds (~$600 million net to Brookfield Renewable) over the past 18-months, which on average represents almost three times our invested capital.

Our returns remain robust

The renewables sector traded down in the public markets on the back of higher interest rates and a perceived tightening of industry margins. Even though we are well positioned to benefit in this environment, and insulated from the challenges that are seemingly impacting others in our sector, we have not been immune to the lower market prices. And while we are never pleased when our share price is down, we are long-term focused investors and we believe the outlook for our business is better than ever. As we continue to deliver on our growth targets and execute on our strategic priorities, our share price should respond and better reflect the intrinsic value of the business.

Most importantly, we are not seeing a reduction in the return we are able to generate on our capital. In fact, quite the opposite, we are seeing plentiful opportunities to deploy capital at or above our target returns, as demand for clean power from corporations continues to accelerate. This opportunity is more pronounced in the current market where access to capital is becoming increasingly scarce for some market participants – creating a favorable environment for those such as ourselves, with the capital, capabilities, and pipeline of projects to deliver for our clients. Notably, there are particularly attractive opportunities to acquire high quality businesses with strong pipelines but lack the access to capital or scale operating capabilities to build out the projects.

In this environment, our ongoing approach to M&A is particularly effective. We are leveraging our existing capabilities and development pipeline to capture the growing demand, while at the same time using our access to capital to add leading platforms in core markets around the world. These additions further enhance our capabilities and position us as the clean energy and decarbonization partner of choice for leading corporations. And by consistently enhancing our business, we expect to be even more well positioned to capture a greater portion of the market demand in the future. It is a powerful and virtuous cycle.

Over the last five years, the amount of clean energy procured annually by corporates has increased almost 10 times and, looking forward, we do not expect this trend to slow down. Access to energy is now the key constraint for a number of these businesses which acquire large amounts of power, including leading global technology companies, to execute their growth plans.

As one of the only scale multi-technology global clean energy businesses in the world with an almost 150,000 megawatt development pipeline, we are uniquely positioned to benefit. With our extensive energy marketing and operational capabilities, our ability to offer 24/7 clean power solutions from our technologically diversified fleet, and our ability to credibly deliver scale projects on time across all key global markets, we have become a go-to partner providing bespoke solutions to meet the needs of the largest procurers of clean energy globally.

As a result, we continue to see a very robust market to contract our capacity and have been successful in signing contracts at prices that appropriately compensate us for higher construction and financing costs. As an example, by leveraging our development pipeline, our existing hydro facilities, and our power marketing capabilities, we recently signed an agreement with one of the leading global tech companies to provide them with a total of 18 terawatt hours (equal to the annual electricity consumption of almost 2 million homes in the U.S.) over the next five years to serve their growing requirements in the U.S.

Our approach to development continues to be focused on delivering appropriate risk-adjusted returns and focusing on investment opportunities that we can de-risk quickly. We do not build on spec and reduce risk in our investments by simultaneously securing power purchase agreements, construction contracts and financing before committing significant capital. We limit construction risk by using a localized approach to construction and development and manage our investment spend by leveraging our central procurement capabilities. Lastly, we leverage our commercial teams to source the highest quality offtakes and focus on the most mature and lowest cost renewable power technologies (solar and onshore wind) in the highest growth regions to ensure our projects produce the most de-risked high quality cash flows. This approach has served us well for decades and allows us to deliver consistent performance in all market conditions.

We are also crystalizing and proving out our returns through our asset recycling initiatives. In the current environment, we continue to see strong demand for de-risked assets with long-term contracts and fixed rate financing in place. As an example, we recently agreed to the sale of a 150-megawatt solar facility in Europe that we commissioned earlier this year for proceeds of $100 million, representing almost three times our invested capital. This marks the continuation of a successful asset recycling program that in the last 18-months has generated ~$1.4 billion of proceeds (~$600 million net to Brookfield Renewable), which on average represents an almost three times multiple of our invested capital. Looking forward, we expect that our capital recycling program will continue to be a key component of our overall source of funds and a means of generating value above our underwriting targets for investors.

We are set to benefit from the closing of a number of highly accretive M&A transactions

We are making good progress closing our previously announced acquisitions. We recently closed the acquisition of 50% of X-Elio, our leading global solar developer, bringing our ownership interest in that business to 100%. We also closed the acquisition of Deriva Energy, one of the largest renewable platforms in the U.S. with 5,900 megawatts of operating and under construction wind, utility scale solar and storage assets, and a 6,100 megawatt development pipeline.

We continued to advance the regulatory approval process for our acquisition of Westinghouse Electric, and we expect to satisfy all conditions to closing this week with closing imminently thereafter. We have also progressed our acquisition of Origin Energy, receiving authorizations from the Australian Competition and Consumer Commission in October, and received a unanimous recommendation from Origin’s board having increased our offer to the top end of their independent expert’s valuation range providing a compelling opportunity for Origin’s shareholders to realize the value of their investment. With the shareholder vote scheduled for late November, we are targeting to close the acquisition in early 2024.

We are also seeing an increasing number of opportunities to acquire scale portfolios and platforms, given the recent move in public market valuations, combined with the increasing need for capital across the sector. This environment plays to our strengths as we can invest at attractive risk-adjusted returns when others are pulling back.

Recently we agreed to acquire Banks Renewables for ~$600 million (~$120 million net to Brookfield Renewable), a leading independent UK renewables developer with ~260 megawatts of onshore wind assets, ~800 megawatts of near-term development and another 3,000 megawatts of later stage projects. We expect the Banks transaction to close prior to year-end. We also agreed to partner with Axis Energy, a leading renewable developer in India with whom we have successfully developed 1,800 megawatts of capacity with over the past two years, creating a new development platform with 1,200 megawatts of advanced stage capacity and another ~5,000 megawatts of projects in the development phase. Under the agreement, we are targeting to invest up to $850 million (up to $170 million net to Brookfield Renewable) over the next 3 years to develop approximately 2,500 megawatts of wind and solar capacity.

In total, over the coming months we expect to have closed transactions totaling $9.2 billion ($1.5 billion net to Brookfield Renewable) of capital that will be immediately accretive adding ~$200 million in expected incremental annual FFO and continuing to grow the value of the business, positioning ourselves to continue to deliver on our decade long track record of 10%+ FFO per unit annual growth.

In light of public market conditions and our strong conviction in the intrinsic value of our business and growth trajectory, we have also started to allocate capital to repurchase shares. Starting this quarter, we repurchased almost 1.5 million units under our normal course issuer bid. Looking forward, we will continue to allocate capital based on where we are seeing the best risk-adjusted returns and remain confident that we will continue to create meaningful value for our investors.

Operating Results

We generated FFO of $253 million, or $0.38 per unit in the third quarter, bringing our year-to-date FFO per unit to $1.29, a 7% increase compared to the prior year. Our business continues to deliver strong results, benefiting from our highly diversified operating platform, inflation indexed cash flows and strong all-in pricing.

Our business is backed by high-quality cash flows, in large part from our perpetual hydro portfolio which generates dispatchable, clean, baseload power that has become increasingly valuable in today’s environment. We are also well positioned to benefit from the increased demand for reliable, carbon-free generation with significant capacity available for re-contracting over the next five years in a very positive environment for prices of electricity. We expect to be able to execute new contracts which will contribute additional FFO and allow us to up-finance many of the assets due to their low levels of debt.

Our hydroelectric segment delivered FFO of $129 million. Our hydro assets globally continue to exhibit strong cash flow resiliency given our increasingly diversified asset base, inflation-linked power purchase agreements, and ability to capture strong power prices.

Our wind and solar segments generated a combined $145 million of FFO. We continue to benefit from contributions from acquisitions and the diversification of our fleet, which is underpinned by long duration power purchase agreements that provide stable revenues. Our distributed energy and sustainable solutions segment generated $39 million of FFO, benefiting from both acquisitions and organic growth across the portfolio.

Our renewable power development pipeline stands at almost 150,000 megawatts, nearly one and half times larger than it was at this time last year. We also continue to be successful starting development on projects earlier than had been planned and scaling our development to meet growing demand for clean power. We have approximately 5,000 megawatts on track for commissioning this year, and ~7,000 and ~8,000 megawatts on track for delivery in 2024 and 2025, respectively. Much of the capital for these projects is already invested, and we will see the returns on that capital when the projects begin producing cash upon commissioning. We expect newly commissioned capacity this year to contribute approximately $70 million in additional FFO annually and commissioned capacity in the following two years to contribute a combined $180 million in additional FFO annually.

Balance Sheet & Liquidity

Our financial position remains excellent, and our available liquidity is robust, providing significant flexibility to fund our growth. We are resilient to rising global interest rates, with ~90% of our borrowings being project level non-recourse debt, with an average remaining term of over 10 years, no material near-term maturities in the next five years, and only 3% exposure to floating rate debt.

Despite market volatility, we continue to have access to deep and varied pools of capital, differentiating our business. We finished the quarter with $4.4 billion of available liquidity, giving us significant optionality during periods of capital scarcity. So far this year, we have secured over $10 billion of non-recourse financing across the business and expect to raise an additional $8 billion in non-recourse financing by year-end, generating over $800 million in total upfinancing proceeds to Brookfield Renewable for the year.

Distribution Declaration

The next quarterly distribution in the amount of $0.3375 per LP unit, is payable on December 29, 2023 to unitholders of record as at the close of business on November 30, 2023. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC has declared an equivalent quarterly dividend of $0.3375 per share, also payable on December 29, 2023 to shareholders of record as at the close of business on November 30, 2023. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the BEP units and BEPC shares are declared in U.S. dollars. Unitholders who are residents in the United States will receive payment in U.S. dollars and unitholders who are residents in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders who are residents in Canada who wish to receive a U.S. dollar distribution and registered unitholders who are residents in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable Partners maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of BEP units who are residents in Canada to acquire additional LP units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at www.bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at www.bep.brookfield.com.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 31,500 megawatts of installed capacity and a development pipeline of approximately 143,400 megawatts of renewable power assets, 14 million metric tonnes per annum ("MMTPA") of carbon capture and storage, 2 million tons of recycled material and 4 million metric million British thermal units of renewable natural gas production annually. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $850 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
Managing Director – Communications	Vice President – Investor Relations
+44 (0)7398 909 278	(416)-649-8196
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s Third Quarter 2023 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on November 3, 2023 at 8:30 a.m. Eastern Time at https://edge.media-server.com/mmc/p/8qxc5kd9

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	September 30		December 31
	2023		2022
Assets
Cash and cash equivalents		$1,034		$998
Trade receivables and other financial assets(5)		3,805		3,747
Equity-accounted investments		1,707		1,392
Property, plant and equipment, at fair value		56,437		54,283
Goodwill, deferred income tax and other assets(6)		2,580		3,691
Total Assets		$65,563		$64,111

Liabilities
Corporate borrowings(7)		$2,712		$2,548
Borrowings which have recourse only to assets they finance(8)		21,659		22,302
Accounts payable and other liabilities(9)		5,942		6,468
Deferred income tax liabilities		6,931		6,507

Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$16,770		$14,755
General partnership interest in a holding subsidiary held by Brookfield	57		59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,809		2,892
BEPC exchangeable shares	2,595		2,561
Preferred equity	570		571
Perpetual subordinated notes	592		592
Preferred limited partners' equity	760		760
Limited partners' equity	4,166	28,319	4,096	26,286
Total Liabilities and Equity		$65,563		$64,111

.

Brookfield Renewable Partners L.P.
Consolidated Statements of Operating Results
UNAUDITED	For the three months ended September 30		For the nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2023	2022	2023	2022
Revenues	$1,179	$1,105	$3,715	$3,515
Other income	116	22	203	107
Direct operating costs(10)	(496)	(344)	(1,322)	(1,060)
Management service costs	(43)	(58)	(155)	(199)
Interest expense	(370)	(313)	(1,166)	(873)
Share of earnings from equity-accounted investments	—	12	46	60
Foreign exchange and financial instrument (loss) gain	113	(70)	432	(119)
Depreciation	(448)	(385)	(1,335)	(1,175)
Other	(6)	(54)	(2)	(108)
Income tax recovery (expense)
Current	(9)	(33)	(89)	(106)
Deferred	(12)	41	25	36
Net income (loss)	$24	$(77)	$352	$78
Net income attributable to preferred equity, preferred limited partners' equity, perpetual subordinated notes and non-controlling interests in operating subsidiaries	$(88)	$(59)	$(487)	$(291)
Net (loss) income attributable to Unitholders	(64)	(136)	(135)	(213)
Basic and diluted loss per LP unit	$(0.14)	$(0.25)	$(0.34)	$(0.44)

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended September 30		For the nine months ended September 30
UNAUDITED (MILLIONS)	2023	2022	2023	2022
Operating activities
Net income	$24	$(77)	$352	$78
Adjustments for the following non-cash items:
Depreciation	448	385	1,335	1,175
Unrealized foreign exchange and financial instrument loss (gain)	(144)	116	(410)	222
Share of earnings from equity-accounted investments	—	(12)	(46)	(60)
Deferred income tax (expense) recovery	12	(41)	(25)	(36)
Other non-cash items	(62)	56	(48)	68
	278	427	1,158	1,447
Net change in working capital and other(11)	85	(33)	250	(312)
	363	394	1,408	1,135
Financing activities
Net corporate borrowings	—	—	293	—
Corporate credit facilities, net	—	200	—	200
Non-recourse borrowings, commercial paper, and related party borrowings, net	166	1,108	(890)	3,463
Capital contributions from participating non-controlling interests – in operating subsidiaries, net	371	64	1,952	338
Issuance (redemption) of equity instruments, net and related costs	(12)	—	618	(137)
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(265)	(252)	(714)	(1,109)
To unitholders of Brookfield Renewable or BRELP	(250)	(228)	(739)	(686)
	10	892	520	2,069
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	—	(602)	(87)	(1,381)
Investment in property, plant and equipment	(604)	(577)	(1,660)	(1,478)
Disposal (purchase) of associates and other assets	87	(43)	(131)	(102)
Restricted cash and other	(13)	38	(28)	38
	(530)	(1,184)	(1,906)	(2,923)
Foreign exchange gain (loss) on cash	(16)	(30)	14	(50)
Cash and cash equivalents
Decrease (increase)	(173)	72	36	231
Net change in cash classified within assets held for sale	5	—	—	—
Balance, beginning of period	1,202	1,059	998	900
Balance, end of period	$1,034	$1,131	$1,034	$1,131

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Hydroelectric
North America	2,543	2,236	2,445	2,445	$221	$212	$138	$127	$75	$76
Brazil	813	849	1,035	1,035	62	49	45	40	38	31
Colombia	705	1,092	892	924	74	65	39	45	16	23
	4,061	4,177	4,372	4,404	357	326	222	212	129	130
Wind
North America	742	725	941	908	64	70	93	46	74	28
Europe	161	179	162	190	14	19	9	23	4	20
Brazil	190	197	247	210	12	10	11	9	9	7
Asia	189	148	225	154	13	10	10	9	7	6
	1,282	1,249	1,575	1,462	103	109	123	87	94	61
Utility-scale solar	689	569	882	773	83	104	75	114	51	86
Distributed energy & sustainable solutions(12)	501	445	283	266	80	80	50	52	39	43
Corporate	—	—	—	—	—	—	37	30	(60)	(77)
Total	6,533	6,440	7,112	6,905	$623	$619	$507	$495	$253	$243

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Hydroelectric
North America	9,147	8,858	9,247	9,251	$830	$745	$549	$472	$347	$325
Brazil	3,082	2,868	3,063	3,040	181	142	132	127	112	100
Colombia	2,619	3,189	2,652	2,738	206	205	134	143	60	84
	14,848	14,915	14,962	15,029	1,217	1,092	815	742	519	509
Wind
North America	2,793	2,927	3,468	3,264	222	241	238	160	185	110
Europe	587	633	643	682	89	102	73	102	57	89
Brazil	472	424	561	503	29	23	24	19	19	14
Asia	562	436	688	426	36	29	29	25	19	16
	4,414	4,420	5,360	4,875	376	395	364	306	280	229
Utility-scale solar	1,836	1,464	2,296	1,859	281	297	251	308	168	224
Distributed energy & sustainable solutions(13)	1,218	1,044	767	708	240	207	169	147	136	118
Corporate	—	—	—	—	—	—	53	38	(263)	(300)
Total	22,316	21,843	23,385	22,471	$2,114	$1,991	$1,652	$1,541	$840	$780

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended September 30, 2023:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$25	$60	$26	$(11)	$(76)	$24
Add back or deduct the following:
Depreciation	165	164	83	35	1	448
Deferred income tax expense (recovery)	(27)	49	(17)	4	3	12
Foreign exchange and financial instrument loss (gain)	(7)	(74)	(29)	(22)	19	(113)
Other(14)	3	19	(14)	17	(17)	8
Management service costs	—	—	—	—	43	43
Interest expense	184	64	53	43	26	370
Current income tax expense	8	3	(4)	—	2	9
Amount attributable to equity accounted investments and non-controlling interests(15)	(129)	(162)	(23)	(16)	36	(294)
Adjusted EBITDA	$222	$123	$75	$50	$37	$507

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended September 30, 2022:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	District energy & sustainable solutions	Corporate	Total
Net income (loss)	$(20)	$(23)	$25	$25	$(84)	$(77)
Add back or deduct the following:
Depreciation	150	135	69	31	—	385
Deferred income tax expense (recovery)	(29)	9	(2)	2	(21)	(41)
Foreign exchange and financial instrument loss (gain)	115	(39)	(7)	1	—	70
Other(14)	3	42	48	10	63	166
Management service costs	—	—	—	—	58	58
Interest expense	152	66	47	20	28	313
Current income tax expense	28	2	2	1	—	33
Amount attributable to equity accounted investments and non-controlling interests(15)	(187)	(105)	(68)	(38)	(14)	(412)
Adjusted EBITDA	$212	$87	$114	$52	$30	$495

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) to Adjusted EBITDA for the nine months ended September 30, 2023:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$356	$165	$19	$68	$(256)	$352
Add back or deduct the following:
Depreciation	482	494	250	107	2	1,335
Deferred income tax expense (recovery)	(28)	59	(12)	(18)	(26)	(25)
Foreign exchange and financial instrument loss (gain)	(107)	(189)	(55)	(72)	(9)	(432)
Other(14)	21	38	(13)	41	8	95
Management service costs	—	—	—	—	155	155
Interest expense	560	212	186	107	101	1,166
Current income tax expense	67	13	7	—	2	89
Amount attributable to equity accounted investments and non-controlling interests(15)	(536)	(428)	(131)	(64)	52	(1,107)
Adjusted EBITDA	$815	$364	$251	$169	$29	$1,628

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) to Adjusted EBITDA for the nine months ended September 30, 2022:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	District energy & sustainable solutions	Corporate	Total
Net income (loss)	$198	$(24)	$34	$87	$(217)	$78
Add back or deduct the following:
Depreciation	461	417	203	92	2	1,175
Deferred income tax expense (recovery)	(14)	41	(9)	2	(56)	(36)
Foreign exchange and financial instrument loss (gain)	200	(63)	10	(8)	(20)	119
Other(14)	8	74	102	17	77	278
Management service costs	—	—	—	—	199	199
Interest expense	420	188	133	55	77	873
Current income tax expense	92	8	5	1	—	106
Amount attributable to equity accounted investments and non-controlling interests(15)	(623)	(335)	(170)	(99)	(24)	(1,251)
Adjusted EBITDA	$742	$306	$308	$147	$38	$1,541

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations:

	For the three months ended September 30		For the nine months ended September 30
UNAUDITED (MILLIONS)	2023	2022	2023	2022
Net income	$24	$(77)	$352	$78
Add back or deduct the following:
Depreciation	448	385	1,335	1,175
Deferred income tax recovery	12	(41)	(25)	(36)
Foreign exchange and financial instruments gain (loss)	(113)	70	(432)	119
Other(16)	8	166	119	278
Amount attributable to equity accounted investment and non-controlling interest(17)	(126)	(260)	(509)	(834)
Funds From Operations	$253	$243	$840	$780
Normalized long-term average generation adjustment	55	45	136	103
Normalized foreign currency adjustment	(7)	—	5	—
Normalized Funds From Operations	$301	$288	$981	$883

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures. Net income per LP unit is reconciled to Funds From Operations:

	For the three months ended September 30		For the nine months ended September 30
	2023	2022	2023	2022
Net income (loss) per LP unit(1)	$(0.14)	$(0.25)	$(0.34)	$(0.44)
Adjust for the proportionate share of
Depreciation	0.38	0.36	1.14	1.10
Deferred income tax recovery and other	0.20	0.11	0.68	0.33
Foreign exchange and financial instruments loss (gain)	(0.06)	0.16	(0.19)	0.22
Funds From Operations per Unit(3)	$0.38	$0.38	$1.29	$1.21
Normalized long-term average generation adjustment	0.08	0.07	0.21	0.16
Normalized foreign exchange adjustment	(0.01)	—	—	—
Normalized Funds From Operations per Unit(3)	$0.45	$0.45	$1.50	$1.37

BROOKFIELD RENEWABLE CORPORATION REPORTS
THIRD QUARTER RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation ("BEPC" or our "company") (NYSE, TSX: BEPC) today has declared a quarterly dividend of $0.3375 per class A exchangeable subordinate voting share of BEPC (a "Share"), payable on December 29, 2023 to shareholders of record as at the close of business on November 30, 2023. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's LP units.

The BEPC exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "Partnership") (NYSE: BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and BEP's LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR at www.sedar.com.

	For the three months ended September 30		For the nine months ended September 30
US$ millions (except per unit amounts), unaudited	2023	2022	2023	2022
Select Financial Information
Net income (loss) attributable to the partnership	$1,340	$480	$566	$550
Funds From Operations (FFO)(2)	151	139	548	473

BEPC reported FFO of $151 million for the three months ended September 30, 2023 compared to $139 million in the prior year. After deducting non-cash depreciation, remeasurement of the BEPC exchangeable and class B shares, and other non-cash items our Net loss attributable to the partnership for the three months ended September 30, 2023 was $1,340 million.

Brookfield Renewable Corporation
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	September 30		December 31
	2023		2022
Assets
Cash and cash equivalents		$513		$642
Trade receivables and other financial assets(5)		2,545		2,567
Equity-accounted investments		554		451
Property, plant and equipment, at fair value		39,205		37,828
Goodwill, deferred income tax and other assets(6)		984		1,800
Total Assets		$43,801		$43,288

Liabilities
Borrowings which have recourse only to assets they finance(8)		$13,770		$13,715
Accounts payable and other liabilities(9)		2,628		3,122
Deferred income tax liabilities		5,740		5,263

BEPC exchangeable and class B shares		3,905		4,364

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$10,809		$10,680
Participating non-controlling interests – in a holding subsidiary held by the partnership	273		271
The partnership	6,676	17,758	5,873	16,824
Total Liabilities and Equity		$43,801		$43,288

Brookfield Renewable Corporation
Consolidated Statements of Income (Loss)

UNAUDITED (MILLIONS)	For the three months ended September 30		For the nine months ended September 30
	2023	2022	2023	2022

Revenues	$934	$896	$2,901	$2,822
Other income	95	9	147	79
Direct operating costs(10)	(388)	(293)	(1,000)	(880)
Management service costs	(26)	(37)	(94)	(132)
Interest expense	(308)	(264)	(929)	(747)
Share of (loss) earnings from equity-accounted investments	(7)	2	(7)	1
Foreign exchange and financial instrument gain (loss)	21	(68)	129	(98)
Depreciation	(320)	(288)	(953)	(870)
Other	3	(28)	14	(54)
Remeasurement of BEPC exchangeable and class B shares	1,393	603	710	774
Income tax (expense) recovery
Current	(7)	(31)	(79)	(98)
Deferred	(20)	16	(29)	(25)
Net income	$1,370	$517	$810	$772
Net income (loss) attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$29	$35	$240	$215
Participating non-controlling interests – in a holding subsidiary held by the partnership	1	2	4	7
The partnership	1,340	480	566	550
	$1,370	$517	$810	$772

Brookfield Renewable Corporation
Consolidated Statements of Cash Flows

UNAUDITED (MILLIONS)	For the three months ended September 30		For the nine months ended September 30
	2023	2022	2023	2022
Operating activities
Net income (loss)	$1,370	$517	$810	$772
Adjustments for the following non-cash items:
Depreciation	320	288	953	870
Unrealized foreign exchange and financial instruments loss (gain)	(27)	128	(119)	212
Share of earnings from equity-accounted investments	7	(2)	7	(1)
Deferred income tax expense (recovery)	20	(16)	29	25
Other non-cash items	(56)	15	(27)	10
Remeasurement of exchangeable and class B shares	(1,393)	(603)	(710)	(774)
	241	327	943	1,114
Net change in working capital and other(11)	47	(37)	189	(249)
	288	290	1,132	865
Financing activities
Non-recourse borrowings and related party borrowings, net	(196)	201	(822)	866
Capital contributions from participating non-controlling interests	32	88	135	284
Return of capital to participating non-controlling interests	(30)	(54)	(30)	(54)
Issuance of exchangeable shares, net	—	—	251	—
Distributions paid and return of capital:
To participating non-controlling interests	(116)	(251)	(437)	(1,058)
To the partnership	—	—	—	—
	(310)	(16)	(903)	38
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	—	—	(81)	—
Investment in equity-accounted investments	(4)	(48)	(7)	(48)
Investment in property, plant and equipment	(185)	(210)	(505)	(624)
Disposal of subsidiaries, associates and other securities, net	137	4	243	92
Restricted cash and other	(1)	33	(25)	12
	(53)	(221)	(375)	(568)
Foreign exchange gain (loss) on cash	(10)	(21)	17	(38)
Cash and cash equivalents
Increase (decrease)	(85)	32	(129)	297
Net change in cash classified within assets held for sale	3	—	—	—
Balance, beginning of period	595	790	642	525
Balance, end of period	513	822	$513	$822

RECONCILIATION OF NON-IFRS MEASURES

The following table reconciles Net income (loss) to Funds From Operations:

	For the three months ended September 30		For the nine months ended September 30
UNAUDITED (MILLIONS)	2023	2022	2023	2022

Net income (loss)	$1,370	$517	$810	$772
Add back or deduct the following:
Depreciation	320	288	953	870
Foreign exchange and financial instruments loss (gain)	(21)	68	(129)	98
Deferred income tax expense (recovery)	20	(16)	29	25
Other(18)	(11)	89	67	174
Dividends on BEPC exchangeable shares(19)	61	55	180	165
Remeasurement of BEPC exchangeable and BEPC class B shares	(1,393)	(603)	(710)	(774)
Amount attributable to equity accounted investments and non-controlling interests(20)	(195)	(259)	(652)	(857)
Funds From Operations	$151	$139	$548	$473

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this letter to unitholders include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio (including our ability to recontract certain asset), technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, future energy prices and demand for electricity, global decarbonization targets, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this letter to unitholders. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this letter to unitholders include (without limitation) our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and in the Form 20-F of BEPC and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this letter to unitholders and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this letter to unitholders. This letter to unitholders is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to FFO and FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO and FFO per Unit used by other entities. We believe that FFO and FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of FFO and FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures – Three Months Ended September 30” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our unaudited Q3 2023 interim report. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Quarter Ended September 30” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our unaudited Q2 2023 interim report.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

Endnotes

(1) For the three and nine months ended September 30, 2023, average LP units totaled 288.8 million and 280.6 million, respectively (2022: 275.2 million and 275.2 million, respectively).

(2) Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(3) Average Units outstanding for the three and nine months ended September 30, 2023 were 666.9 million and 654.2 million, respectively (2022: 645.9 million and 645.8 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and general partner interest. The actual Units outstanding as at September 30, 2023 were 666.6 million (2022: 646.0 million).

(4) Normalized FFO assumes long-term average generation in all segments and uses 2022 foreign currency rates. For the three and nine months ended September 30, 2023, the change related to long-term average generation totaled $55 million and $136 million, respectively (2022: $45 million and $103 million, respectively) and the change related to foreign currency totaled $7 million and $5 million, respectively.

(5) Balance includes restricted cash, trades receivables and other current assets, financial instrument assets, and due from related parties.

(6) Balance includes goodwill, deferred income tax assets, assets held for sale, intangible assets, and other long-term assets.

(7) Balance includes current and non-current portion of corporate borrowings.

(8) Balance includes current and non-current portion of non-recourse borrowings on the consolidated statement of financial position.

(9) Balance includes accounts payable and accrued liabilities, financial instrument liabilities, due to related parties, provisions, liabilities directly associated with assets held for sale and other long-term liabilities.

(10) Direct operating costs exclude depreciation expense disclosed below.

(11) Balance includes change in working capital, dividends received from equity accounted investments and changes due to or from related parties.

(12) Actual generation includes 244 GWh (2022:198 GWh) from facilities that do not have a corresponding LTA.

(13) Actual generation includes 537 GWh (2022:401 GWh) from facilities that do not have a corresponding LTA.

(14) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.

(15) Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(16) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(17) Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(18) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(19) Balance is included within interest expense on the consolidated statements of income (loss).

(20) Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

(21) Any references to capital refer to Brookfield's cash deployed, excluding any debt financing.

(22) Available liquidity of over $4.4 billion refers to "Part 5 - Liquidity and Capital Resources" in the Management Discussion and Analysis in the Q3 2023 Interim Report.

(23) 12-15% target returns are calculated as annualized cash return on investment.